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For:             Bowmar Instrument Corporation                    Exhibit 5 (a)
                 5080 North 40th Street, Suite 475
                 Phoenix, Arizona  85018

Contact:         Thomas K. Lanin
                 Bowmar Instrument Corporation
                 (602) 957-0271

                              FOR IMMEDIATE RELEASE

                       BOWMAR ANNOUNCES MANAGEMENT CHANGES

                         PHOENIX, ARIZONA--JUNE 9, 1995

         Bowmar Instrument Corporation (ASE:BOM) announced today the resignation of Gardiner S. Dutton as President and Chief Executive Officer and the election of Thomas K. Lanin, Chief Financial Officer of Bowmar since 1987, as his successor. Mr. Dutton will continue as a member of Bowmar's Board of Directors.

         Mr. Dutton said: "When I became President in December of 1990, I worked with Tom Lanin to develop a three part strategy for Bowmar. We have unequivocally accomplished the first two strategies, returning to profitability and deleveraging the Company. Bowmar has reported $5.6 million in net earnings and an increase in net worth to $5.0 million from a negative $3.0 million over the last four and a half years. The third strategy, redeployment of assets is underway and I confidently turn this important task over to Tom. We have worked closely during my tenure and he will ably lead the Company into the 21st century."

         Mr. Lanin stated: "I look forward to the challenge of directing Bowmar's business activities and continuing the emphasis on the strategic redirection of the Company. Since I have been a part of Bowmar for some time it will be a smooth transition. I am pleased that Gardiner will remain available as a member of the Board. His advice and counsel will be invaluable to me."

         Bowmar, which is headquartered in Phoenix, Arizona, manufactures and sells microelectronic and electromechanical products with specific applications in the aerospace, defense, electronic, computer and dental equipment industries. The Company's manufacturing facilities are located in Fort Wayne, Indiana and Phoenix, Arizona.

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